
December 15, 2022

Vikram Grover
Chief Executive Officer
Himalaya Technologies, Inc.
1 E. Erie St., Ste. 525, Unit #2420
Chicago, IL 60611

> **Re: Himalaya Technologies, Inc.**
> **Amendment No. 5 to Offering Statement on Form 1-A**
> **Filed November 29, 2022**
> **File No. 024-11980**

Dear Vikram Grover:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 15, 2022 letter.

Amendment No. 5 to Offering Statement on Form 1-A filed November 29, 2022

Our Business, page 8

1. We note your disclosure that the purchase agreement does not contain any provisions that penalize you in the event you do not close the acquisition for any reason. We also note that the Amended Asset Purchase Contract and Receipt filed as Exhibit 6.4 provides for liquidated damages or other remedies for failure to perform the Contract within the time specified. Please revise your offering statement to reconcile these disclosures, or advise.

2. We note your response to prior comment 1 but we are unable to agree with your analysis. You state that you have not included historical and pro forma financial statements pertaining to your October 28, 2022 agreement to acquire Russell Associates, as amended on November 25, 2022, because you regard your contract to purchase the business as

having "the legal effect" of a letter of intent, and for this reason the transaction should not be considered probable. In support of this view, you explain that you have not made a deposit towards the purchase, are not subject to a penalty if you do not perform as agreed, were able to extend the due date without cost, and have not completed your due diligence.

However, you acknowledge that financial statements would be required based on significance. It appears that the $280,000 purchase price would represent an 85% increase to your total assets as of July 31, 2022, and that revenues you report for the business to be acquired on page 8, amounting to $486,605 for 2020, $518,575 for 2021, and $281,395 for its subsequent interim period, would be material in comparison to your financial statements, having reported zero revenues for the last two fiscal years. Additionally, Exhibit 6.4 is described as an "Asset Purchase Contract and Receipt" and you disclose at page F-19 that "the Company signed a binding purchase agreement."

We note that while the November 25, 2022 amendment at Exhibit 6.4 includes provisions in Section 12 that allow you to request and conduct due diligence upon financial information for purposes of validating representations that were made by the seller, these provisions only convey a right to cancel the agreement if you encounter a negative variance of five percent relative to such representations and elect to cancel within the prescribed timeframe. We also note that all of the contingencies in Section 45 have been removed, and that $35,000 of the purchase consideration has been reapportioned from the earn-out to the note payable component.

Given the aforementioned observations with the scope and extent of disclosures regarding the business to be acquired on pages 8 and F-19 of the Form 1-A, as well as disclosures provided via Form 8-K on November 2, 2022, November 28, 2022, November 30, 2022, and December 2, 2022, it does not appear appropriate to characterize the agreement as solely a letter-of-intent.

We believe that you will need to provide historical and pro forma financial statements for the business to be acquired to comply with Part F/S of Form 1-A. Please also revise your disclosures on page 8 to remove your assessment of probability as it pertains to these financial statement requirements.

Use of Proceeds, page 27

3.   Please revise your disclosures here to disclose the extent to which proceeds from the offering would be utilized to close on the acquisition agreement pursuant to the contract.

      You may contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Milan Saha, Esq.